Exhibit 99.1

BioLineRx Announces Closing of $8 Million Offering of American
Depositary Shares

Jerusalem, Israel, February 13, 2013 - BioLineRx Ltd. (NASDAQ: BLRX, TASE: BLRX), a biopharmaceutical development company, announced today that it has closed its previously announced direct placement to leading healthcare investor, OrbiMed Israel Partners Limited Partnership, an affiliate of OrbiMed Advisors LLC (“OrbiMed”).  As a result, the Company sold 2,666,667 American Depositary Shares (“ADSs”), each representing ten (10) of its Ordinary Shares, and 1,600,000 warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per warrant and are exercisable for a term of five years.

The Company received proceeds of approximately $8 million, before deducting customary offering expenses, which it expects to use to fund clinical trials and for working capital and general corporate purposes.

The offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-182997)  previously filed with, and declared effective by, the Securities and Exchange Commission (SEC). A prospectus supplement and an accompanying prospectus have been filed with the SEC in connection with the offering.  Before you invest, you should read the base prospectus in such shelf registration statement, the prospectus supplement, and other documents the Company has filed with the SEC, for more complete information about the Company and this offering. You may obtain copies of the prospectus supplement and the accompanying prospectus, for free by visiting EDGAR on the SEC website at www.sec.gov or by sending a request to the offices of the Company, P.O. Box 45158, 19 Hartum Street, Jerusalem 91450, Israel, or by telephone at + 972-2-548-9100, or email: info@BioLineRx.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the ADSs, Ordinary Shares, or Warrants of the Company, nor shall there be any sale of these ADSs, Ordinary Shares or Warrants of the Company, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About BioLineRx

BioLineRx is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of six clinical stage candidates: BL-1020 for schizophrenia is currently undergoing a Phase II/III study; BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Ikaria Inc., is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development, BL-7040 for treating inflammatory bowel disease (IBD) is currently undergoing a Phase II trial, and BL-8040 for treating acute myeloid leukemia (AML) and other hematological cancers has completed Phase I. In addition, BioLineRx has eight products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com, the content of which does not form a part of this press release.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1215
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipih@netvision.net.il